UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.

 (Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐              No ☒

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that the shareholders of the Company approved each of the proposals brought before the annual general meeting of shareholders held on November 16, 2017 (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, as described in the Company’s 2017 annual meeting proxy statement, as amended.

12,792,182 ordinary shares, representing approximately 58.37% of the issued and outstanding ordinary shares as of the record date, were present in person or represented by proxy at the Meeting.

In accordance with the terms of the equity-based compensation framework for non-employee directors, which was approved at the Meeting (the “Equity-Based Compensation Framework”), the grant of restricted share units (“RSUs”) to Prof. Yehezkel (Chezy) Ofir under Proposal 3 was adjusted down from 2,500 RSUs to 1,754 RSUs.

In light of Mr. Avishai Abrahami's resignation from the Company’s board of directors, no grants shall be made to Mr. Abrahami under the Equity-Based Compensation Framework or Proposal 3.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: November 16, 2017	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel